Mail Room 4561

September 25, 2006

James A. Cannavino
Chairman and Chief Executive Officer
Direct Insite Corp.
80 Orville Drive
Bohemia, New York 11716

> **Re: Direct Insite Corp.**
> **Amendment No. 3 on Form SB-2**
> **Filed on September 15, 2006**
> **File No. 333-128039**
>
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for the Fiscal Quarters Ended March 31, and June 30, 2006**
> **File No. 0-20660**

Dear Mr. Cannavino:

We have reviewed your responses and have the following comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-9

1. We note your response to prior comment number 8. Please tell us more about how your non-ASP service contracts relate to renewals of the ASP arrangements. In this regard, explain whether you enter into any of these service contracts at or around the same time as your customers renew their ASP arrangements. If so, explain to us whether you consider those to be multiple-element arrangements in accordance with paragraph 2 of EITF 00-21. If multiple-element arrangements exist under these circumstances, indicate whether these arrangements include providing services dedicated to modifying your hosted software (as opposed to modifying your customers' systems) and explain to us further why you believe such services would have stand-alone value to your customers.

2. We note that you recognize revenue for your custom engineering services using contract accounting as required by SOP 97-2. Please explain to us how these services fall within the scope of SOP 97-2 by addressing the requirements of paragraph 2 of the SOP. If you conclude that SOP 97-2 does not apply, explain how these services fall directly within the scope of SOP 81-1. As part of your response, refer to footnote 1 of the SOP that specifically addresses service arrangements.

Controls and Procedures

3. Regarding changes in your internal control over financial reporting, your disclosure in each of the above-cited periodic reports does not conform to the exact language of Item 308(c). Please confirm that for each periodic report you are reporting that there were no changes in internal control over financial reporting <u>that occurred during the issuer's last fiscal quarter</u> rather than "since the date of the most recent evaluation of the Company's internal controls over financial reporting."   In addition, please confirm that you will conform your disclosure to the requirements of Item 308(c) in all future periodic filings.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Item 8A. Controls and Procedures, page 20

4. Please refer to prior comment 3 of our letter dated May 26, 2006. We note that although you recited the entire definition of Disclosure Controls and Procedures in the amended Form 10-KSB and the June 30, 2006 Form 10-QSB, you did not provide the full definition of this term in the March 31, 2006 Form 10-QSB. Please confirm that the full definition of Disclosure Controls and Procedures applies to the March 31, 2006 Form 10-QSB as well. Further, provide us with a representation that you will include the full language of the definition in all of your future periodic filings.

        You may contact Christine Davis at (202) 551-3408 if you have questions regarding our comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at (202) 551-3457, Anne Nguyen at (202) 551-3611, or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via facsimile: 516-433-5858
        David H. Lieberman, Esq.
        Beckman, Lieberman & Barandes, LLP